FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 23, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc

Annual General Meeting Statements

23 April 2024

NatWest Group plc will hold its Annual General Meeting at 11:00am today. The meeting will deal with the proposed resolutions as set out in the Notice of Meeting previously issued to shareholders.

The following is an extract from the remarks to be made by Chair, Rick Haythornthwaite and Chief Executive Officer, Paul Thwaite at the meeting.

Rick Haythornthwaite

As I said at the time of my appointment in September, it is a great privilege to assume this role. The NatWest bank that I inherit is consistently profitable, significantly stronger, and undoubtedly more customer focused than the one that my predecessor Sir Howard Davies took on in July 2015. We should not underestimate how much this bank has transformed in recent years. Where Howard was faced with fixing the issues of the past, I take on the role of Chair with a mandate to help shape NatWest's future.

Clearly 2023 was an exceptional year, that brought challenges for our customers, our sector, and the economy, as families and businesses faced into the fastest rate rise cycle since the 1970s with persistently high levels of inflation. The year brought unexpected challenges for the bank, but our foundations and performance are strong, in fact profits for 2023 were at the highest level they have been since before the 2008 financial crisis.

Since my appointment was announced, the question I have been asked repeatedly is "why did you take on this role?" For me, the answer was simple. I care about the UK. And this bank plays a vital role in our economy, and the lives of its 19 million customers.

I firmly believe the role of a Board is to champion a good growth agenda - not just for the bank - but across all regions of the UK.  Because a strong economy matters to NatWest Group, and a strong NatWest Group matters to the economy. To that end, I am here for one reason and that is to help NatWest be the best bank it can be for its customers, for the UK economy and for you, our shareholders.

When I joined the Board in January, my first priority was to appoint a permanent Chief Executive Officer. Following a rigorous and competitive search process, the Board agreed that Paul Thwaite was the outstanding candidate for the role. In Paul, I know we have a CEO who brings unrivalled knowledge of our business, understands what matters to our customers, and will shape the future of NatWest Group. The banking sector is evolving rapidly and as a Board, we believe he has the skills to succeed in this changing landscape and, importantly, to make the most of the opportunities it presents. Under Paul's leadership, the bank is moving into a new era; and a return to private ownership is now in sight. Paul and I are ambitious for this bank and it's our shared view that in delivering for our customers, we will deliver for you, our shareholders.

With that, I will now hand over to Paul to provide an update on the business and our priorities.

Paul Thwaite

This is one of the most important dates in the NatWest Group calendar.  It's when you hear directly from us. But more importantly, it's an opportunity for us to hear directly from you and to answer your questions.

Firstly, it is an honour to lead NatWest Group. And with it I feel a great sense of responsibility to succeed for our customers, colleagues, and you, our shareholders. As Rick has emphasised, NatWest Group plays a vital role in the lives of our 19 million customers across the country and an essential contribution to the UK economy.

We have a strong bank which is performing well, underpinned by leading positions across our three customer businesses from which to create further long-term value for shareholders. This was demonstrated in our 2023 Full Year financial results. During an uncertain economic environment, we delivered for our customers, our shareholders, and the wider UK economy, generating sustainable profits and attractive returns - with our operating profit up 20% on 2022.  Fundamentally this performance was grounded in the support we provided to our customers.

Last year we:
● Lent an additional £9 billion into the UK economy - supporting business owners and homeowners,
● Opened over 100,000 new start-up accounts for entrepreneurs and more than 1.5 million savings accounts for individuals,
● As well as helping 379,000 Retail banking customers to buy or re-mortgage their home.

I strongly believe that by being there throughout our customers' lives and meeting their changing needs, we can build long-term value, allowing us to invest for growth and drive attractive returns for shareholders. As we look to 2024 and beyond, I am optimistic about the opportunities ahead. This is an exciting time for our sector and, importantly, for our bank.

The needs and expectations of customers are changing at pace, as they engage with emerging technology, adapt to new social trends, and build ever more resilience to a fast-evolving world. This time of change presents an opportunity for us to grow with our customers by becoming a trusted partner to them.  By doing so, I am confident we can shape the future of NatWest Group to deliver its full potential.

Through the continued macro uncertainty in the UK and geo-political uncertainty overseas, we remain focused on the things we can control. This is reflected in our priorities we have set for the year ahead. Our first and number one priority is to serve our customers well to deliver disciplined and profitable growth. I believe that there are significant opportunities to drive further growth across our three customer business; becoming a trusted partner to our customers, with services that meet more of their needs today and, in the future.  In doing so, we will help build a growing economy across all nations and regions of the UK and make a valuable contribution to wider society.

As the UK's largest commercial bank, with an unmatched network of relationship managers with sector and regional expertise, we are helping businesses of all sizes, in all regions to grow. We are also driving investment and innovation in the UK through our support of start-ups, growth sectors, and as the biggest lender to infrastructure. And our support to families and individuals is integral to the economy, including as one of the country's biggest mortgage lenders, helping people to buy and refinance their homes. We have a proven ability of building market share in new business areas, including at the start of customers' financial lives. For example, in Youth, where we are helping future generations to develop good money habits and now serve around one in five young people.

Secondly, we are prioritising bank-wide simplification to become more efficient and effective, making it easier for our customers to do business with us and improving engagement and productivity for our colleagues. We are re-focussing our investment spend into activity that will help us achieve this. The programmes and pilots we ran in 2023 have shown us the potential. For example, working with our technology partners we have consolidated five legacy systems into one single customer platform in our retail business. This has enabled us to spend more time with customers and improve the quality of our interactions. And with the use of artificial intelligence, there are material opportunities to pursue further customer benefits and increase efficiency. A bank wide exercise in 2023 identified over 100 priority use cases for AI to address manual operations processes and wider controls. Ultimately, we want to build a NatWest Group that is simpler and more productive to better serve our customers.

And thirdly, we are committed to managing our investment, capital, and costs effectively.
We have a strong track record of controlling costs and, alongside efficient capital allocation, we will continue to generate the capital to invest in NatWest's future, whilst delivering attractive distributions to shareholders. I am confident that these actions will deliver long-term sustainable value for our customers, shareholders, and the wider UK economy.

To conclude, we delivered a strong performance in 2023, we have clear priorities for the years ahead and we are ambitious and optimistic for NatWest. Fundamentally, I want us to be the very best bank we can be for our customers and for our shareholders.  Our achievements would not be possible without the continued efforts and dedication of our colleagues, so I would like to finish by thanking every one of them for making a contribution to serving our customers day in day out.

Rick Haythornthwaite

As Paul outlined, delivering sustainable returns to our shareholders is a key focus for the bank's management team and for the Board. As a Board, we serve this bank at the behest of you, our shareholders.  This remains front of mind in each and every decision we make.

We have a strong track record of distributing surplus capital to shareholders and this intention has not changed; we remain committed to a 40% pay-out ratio on distributions. We were pleased to announce £3.6 billion of capital returned to our shareholders for 2023. This was achieved through the payment of an interim dividend of £500 million and a proposed final dividend of £1 billion, which we have asked you to vote in favour of today. We completed a further £500 million on-market buyback in Q1'24 and announced a new on-market buyback of £300 million in February, which we expect to be completed by the end of July. And we were also pleased to have the opportunity to buy back £1.3 billion of shares directly from His Majesty's Treasury.

In 2008, the government stepped in to save the financial system from collapse. Today we have strong, well performing banks, which are supporting customers and contributing positively to the British economy. Government ownership of NatWest now stands below 29%, having started the year at almost 38%.  And we are pleased that the government remains committed to fully exiting its NatWest shareholding by 2025 to 2026. This is a shared ambition which we believe is in the best interests of the bank and our shareholders. Good progress has been made in recent months and I am confident that this leadership team will see the return to full private ownership.

The Chancellor used his Spring Budget last month to confirm the government's intention to sell part of its shareholding to retail investors. He said the sale would take place this summer at the earliest, subject to supportive market conditions.  And we will work closely with UKGI and His Majesty's Treasury if the government does decide to launch a retail campaign.

To conclude: we are ambitious, optimistic, and focussed on delivering for our customers, and in turn our shareholders and the UK economy.

Forward-looking statements
This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this announcement may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its strategy, its climate and sustainability-related targets, increasing competition from incumbents, challengers and new entrants and disruptive technologies, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2023 Annual Report on Form 20-F, and its other public filings. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 23 April 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary